FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2009 and 2008

JAMES STAFFORD
James Stafford Chartered Accountants Suite 350 -1111 Melville Street Vancouver, British Columbia Canada, V6E 2V6 Telephone +1 604 669 0711 Facsimile + 1 604 669 0754

Independent Auditors’ Report

To the Shareholders of Freegold Ventures Limited

We have audited the consolidated balance sheets of Freegold Ventures Limited (the “Company”) as at 31 December 2009 and 2008 and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for each of the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2009 and 2008 and the results of its operations, its cash flows and its changes in shareholders’ equity for each of the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford

Vancouver, British Columbia, Canada                                                             Chartered Accountants

25 February 2010, except as to Note 14 which is as of 31 March 2010.

Statement 1
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Balance Sheets As at 31 December Canadian Funds

ASSETS	2009	2008
Current
Cash and cash equivalents	$313,354	$7,335
Accounts and advances receivable	13,855	42,493
Available-for-sale investments (Note 3)	1,215,000	51,000
Prepaid expenses and deposits	26,900	73,266
	1,569,109	174,094
Mineral Property Costs – Statement 5 (Note 4)	21,448,010	28,053,152
Property, Plant and Equipment (Note 5)	2,550,213	3,417,907
	$25,567,332	$31,645,153

LIABILITIES
Current
Accounts payable (Note 6)	$2,512,573	$3,138,724
Accrued liabilities	29,000	30,000
Due to related parties (Note 7)	458,540	110,453
Loans payable (Note 8i)	1,583,736	7,154,499
	4,583,849	10,433,676
Accounts payable – long term (Note 6)	573,264	-
Asset retirement obligation (Note 9)	92,763	-
Loans payable – long term (Note 8ii)	854,974	-
	6,104,850	10,433,676
SHAREHOLDERS' EQUITY
Share Capital – Statement 2 (Note 10)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
86,623,866 (2008 – 64,226,593) common shares	53,056,054	50,970,637
Contributed Surplus	5,497,508	4,177,928
Accumulated Other Comprehensive Income	464,000	-
Deficit Accumulated during Exploration Stage - Statement 2	(39,555,080)	(33,937,088)
	19,462,482	21,211,477
	$25,567,332	$31,645,153

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies (Note 1), Commitments (Note 12), Subsequent Events (Note 14) and Contingency (Note 15)

ON BEHALF OF THE BOARD:

       “Gary Moore”                          , Director                    “Bruce Ramsden”             , Director

- See Accompanying Notes -

Statement 2
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Changes in Shareholders’ Equity Canadian Funds

	Common Shares	Amount $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Deficit Accumulated during Exploration Stage $	Total $
Balance – 31 December 2007	62,543,307	$49,370,919	2,692,091	-	(28,764,249)	23,298,761
Issuance and allotment of shares for:
- Value assigned to warrants (Note 10c)	-	-	188,290	-	-	188,290
- Property	500,000	305,000	-	-	-	305,000
- Exercise of options (Note 10b)	554,500	262,260	-	-	-	262,260
- Performance shares (Note 10e)	628,786	964,043	(605,653)	-	-	358,390
- Performance shares reserved for issuance (Note 10e)	-	-	160,730	-	-	160,730
Share issuance costs	-	-	-	-	(6,978)	(6,978)
Stock-based compensation	-	-	1,810,885	-	-	1,810,885
Transferred on exercise of options	-	68,415	(68,415)	-	-	-
Loss for the year	-	-	-	-	(5,165,861)	(5,165,861)
Balance – 31 December 2008	64,226,593	$50,970,637	4,177,928	-	(33,937,088)	21,211,477
Issuance and allotment of shares for:
- Private placements (Note 10a)	3,462,500	415,500	-	-	-	415,500
- Debt settlement (Notes 7h, 8ii and 10a)	16,714,773	1,504,330	-	-	-	1,504,330
- Value assigned to warrants (Note 10c)	-	(245,976)	406,535	-	-	160,559
- Loan extension fees (Notes 8ii and 10a)	2,220,000	436,200	-	-	-	436,200
- Re-pricing of warrants (Note 10c)	-	-	13,007	-	-	13,007
- Warrants converted (Note 10c)	-	-	(99,798)	-	-	(99,798)
Share issuance costs	-	(24,637)	-	-	-	(24,637)
Stock-based compensation	-	-	999,836	-	-	999,836
Unrealized gain on available-for-sale investments	-	-	-	464,000	-	464,000
Loss for the year	-	-	-	-	(5,617,992)	(5,617,992)
Balance – 31 December 2009	86,623,866	$53,056,054	5,497,508	464,000	(39,555,080)	19,462,482

- See Accompanying Notes -

Statement 3
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Loss and Comprehensive Loss Canadian Funds

	Years Ended 31 December
	2009	2008
General and Administrative Expenses
Consulting fees (Note 7e)	$91,308	$37,591
Consulting fees – Stock-based compensation (Note 10d)	86,116	307,331
Travel	28,542	92,375
Promotion and shareholder relations	76,882	233,051
Director fees (Note 7a)	29,666	50,500
Director fees – Stock-based compensation (Note 10d)	253,651	285,955
Professional fees	302,563	236,798
Wages, salaries and benefits	110,042	252,046
Wages – Stock-based compensation (Note 10d)	312,012	1,019,599
Shareholder relations – Stock-based compensation (Note 10d)	45,599	28,138
Transfer and filing fees	151,483	118,248
Rent and utilities	58,285	111,569
Office and miscellaneous	31,782	57,089
Amortization	10,332	19,161
Loss Before the Undernoted	(1,588,263)	(2,849,451)

Other Income (Expenses)
Loss on sale of available-for-sale investments (Note 3)	-	(2,913)
Interest income	213	35,292
Amortization of mining equipment	(387,811)	(453,968)
Foreign exchange gain (loss), net	1,519,418	(1,173,327)
Interest, bank charges and loan arrangement fees (Note 8)	(2,036,144)	(721,494)
Loss on sale of mineral property	(3,081,458)	-
Loss on sale of capital assets	(43,947)	-
	(4,029,729)	(2,316,410)

Net Loss for the Year	$(5,617,992)	$(5,165,861)

Other Comprehensive Income
Unrealized gain on available-for-sale investments (Note 3)	464,000	-

Comprehensive Loss for the Year	$(5,153,992)	$(5,165,861)

Loss per Share – Basic and Diluted	$(0.08)	$(0.08)
Comprehensive Loss per Share – Basic and Diluted	$(0.07)	$(0.08)

Weighted Average Number of Shares Outstanding	71,381,673	63,687,408

- See Accompanying Notes -

Statement 4
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Cash Flows Canadian Funds

	Years Ended 31 December
Cash Resources Provided By (Used In)	2009	2008
Operating Activities
Loss for the year	$(5,617,992)	$(5,165,861)
Items not affecting cash:
Amortization	398,143	473,129
Loss on sale of available-for-sale investments	-	2,913
Loss on sale of capital assets	43,947	-
Loss on sale of mineral property	3,081,458	-
Stock-based compensation	697,378	1,128,191
Stock-based compensation – performance shares issued	-	352,102
Wages and consulting fees – performance shares reserved for issuance	-	160,730
Loan arrangement fee	609,766	188,290
Net changes in non-cash working capital components:
Accounts and advances receivable	28,638	4,088
Prepaid expenses and deposits	46,366	1,712
Accounts payable	(1,009,354)	(279,545)
Accrued liabilities	(1,000)	333
Due to related parties	348,087	100,453
	(1,374,563)	(3,033,465)

Investing Activities
Proceeds on sale of available-for-sale investments	36,000	69,002
Mineral property acquisition costs	(495,296)	(324,449)
Mineral property deferred exploration costs	-	(5,588,494)
Option payments received	650,000	-
Purchase of property and equipment	-	(2,835,114)
Proceeds from sale of property and equipment	425,604	-
	616,308	(8,679,055)

Financing Activities
Share capital issued	415,500	262,260
Share issuance costs	(24,637)	(6,978)
Performance shares	-	6,288
Repayment of loans	(423,146)	-
Loan proceeds	523,293	7,154,499
Accounts payable – long term	573,264	-
	1,064,274	7,416,069

Net Increase (Decrease) in Cash and Cash Equivalents	306,019	(4,296,451)
Cash and cash equivalents - Beginning of year	7,335	4,303,786
Cash and Cash Equivalents - End of Year	$313,354	$7,335

- See Accompanying Notes -

Statement 4
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Statements of Cash Flows – Continued Canadian Funds

	Years Ended 31 December
Cash Resources Provided By (Used In)	2009	2008

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$(314,655)	$(3,033,797)
Conversion of warrants included in accounts payable	$(99,798)	$-
Shares issued or allotted for mineral property	$-	$(305,000)
Shares issued for debt	$(1,504,330)	$-
Stock option benefits included in mineral properties	$(302,458)	$(682,694)
Shares received for mineral property	$920,000	$-
Transfer of available-for-sale investments to reduce loan payable	$(184,000)	$-
Warrants issued for loan arrangement fee	$160,559	$188,290
Shares issued for loan arrangement fee	$436,200	$-
Warrants re-priced for loan arrangement fee	$13,007	$-
Bulk sample gold recovered applied against loan payable	$31,250	$-

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs For the Years Ended 31 December Canadian Funds

	2009	2008

Golden Summit Property, Alaska, USA
Acquisition costs
Cash - option payments	$281,877	$101,490
Cash - option payments received	(300,000)	-
	(18,123)	101,490
Deferred exploration expenditures
Geological and field expenses	48,678	212,405
Mineral property fees	36,313	25,438
Drilling	-	1,285,898
Assaying	1,359	484,530
Engineering and consulting	2,879	230,822
Geophysical	16,178	5,400
Personnel	180,075	1,052,511
Bulk sampling/plant commissioning and infrastructure	7,274	3,483,347
Refining charges	-	48,351
Bulk sample gold recovered	(99,332)	(306,143)
	193,424	6,522,559
Total	175,301	6,624,049

Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	48,612	98,359
Shares and reduction in loan payable - option payments received	(4,078,856)	-
	(4,030,244)	98,359
Deferred exploration expenditures
Geological and field expenses	38,067	124,302
Mineral property fees	21,620	15,934
Assaying	-	124,365
Metallurgical testing	-	5,148
Geophysics	33,030	-
Resource engineering	3,850	174,136
Engineering and consulting	151,725	354,194
	248,292	798,079
Total	(3,781,952)	896,438

Balance Forward	$(3,606,651)	$7,520,487

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs – Continued For the Years Ended 31 December Canadian Funds

	2009	2008

Balance Carried Forward	$(3,606,651)	$7,520,487

Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	305,000
Cash - option payments	56,830	52,500
	56,830	357,500
Deferred exploration expenditures
Drilling	-	239,153
Mineral property fees	23,342	19,465
Engineering and consulting	1,102	155,371
Geological and field expenses	10,504	649,446
Assaying	-	24,277
Wages	40,856	412,339
Geophysics	5,407	66,578
	81,211	1,566,629
Total	138,041	1,924,129

Vinasale Property, Alaska, USA
Acquisition costs
Cash - option payments	107,977	72,100
Cash - option payments received	(350,000)	-
	(242,023)	72,100
Deferred exploration expenditures
Geological and field expenses	4,203	107,138
Geophysics	25,241	68,607
Mineral property fees	12,118	4,013
Engineering and consulting	-	41,112
Wages	45,326	188,055
	86,888	408,925
Total	(155,135)	481,025

Union Bay Property, Alaska, USA

Deferred exploration expenditures
Mineral property fees	7,298	8,130
Engineering and consulting	-	663
Total	7,298	8,793

Balance Forward	$(3,616,447)	$9,934,434

- See Accompanying Notes -

Statement 5
Freegold Ventures Limited (An Exploration Stage Company) Consolidated Schedules of Mineral Property Costs – Continued For the Years Ended 31 December Canadian Funds

	2009	2008

Costs for the Year	$(3,616,447)	$9,934,434
Balance - Beginning of year	28,053,152	18,118,718
Loss on sale of mineral property	(3,081,458)	-
Reclamation costs (Note 9)	92,763	-

Balance - End of Year	$21,448,010	$28,053,152

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

1.   Going Concern, Nature and Continuance of Operations and Significant Accounting Policies

a)

Going Concern, Nature and Continuance of Operations

Freegold Ventures Limited (the “Company”) is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s consolidated financial statements as at 31 December 2009 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  Several adverse conditions cast substantial doubt on the validity of this assumption and the Company is exposed to significant foreign currency risk (Note 1o). The Company has a comprehensive loss of $5,153,992 for the year ended 31 December 2009 (2008 - $5,165,861) and has a working capital deficit of $3,014,740 at 31 December 2009 (2008 - $10,259,582).

The Company had cash and cash equivalents of $313,354 at 31 December 2009 (2008 - $7,335), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

b)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, USA, Freegold Ventures Limited, USA, Ican Minerals, Inc. and Canu Resources, Inc.  All subsidiaries are US corporations which are involved in mineral property exploration.  Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

d)

Available-for-Sale Investments

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market process of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

e)

Mineral Properties and Deferred Exploration Expenditures

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or are abandoned.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.  Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed.  Although the Company has investigated the title to all of the properties for which it holds mineral leases or licenses or in respect of which is has a right to earn an interest, the Company cannot give an assurance that the title to such properties will not be challenged or impugned.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies  - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

The Company has the right to earn an interest in certain of its properties.  To earn its interest in each property, the Company is required to make certain cash payments.  If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

f)

Asset Retirement Obligation

On 1 May 2004, the Company retroactively adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at the net income.

g)

Amortization

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

Mining equipment	30%
Automotive	30%
Land	NA
Office equipment	20%

One half of the rate is applied in the year of acquisition.

h)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair    market value.

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes valuation model.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company estimates forfeiture of stock-based awards based on historical data and adjusts the forfeiture rate periodically.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

1.

Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

j)

 Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

 Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

l)

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates; and

-

Revenue and expense items at the average rate of exchange prevailing during the year.

Translation gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant areas where management’s judgement is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances.  Actual results could differ from those estimates.

n)

Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

1. Going Concern, Nature and Continuance of Operations and Significant Accounting Policies -           Continued

 o)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, available-for-sale investments, accounts payable, loans payable and amounts due to related parties. The Company is not exposed to significant interest and credit risks arising from its financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to significant currency risk arising from its financial instruments. The Company’s loans payable are denominated in US dollars and were in default (Note 8).  The Company is exposed to significant currency risk on its loans payable and the Company will be negatively impacted if the US dollar increases versus the Canadian dollar.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

p)    Recent Accounting Pronouncements

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3, “Business Combinations” (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

1.      Going Concern, Nature and Continuance of Operations and Significant Accounting Policies - Continued

p)   Recent Accounting Pronouncements - Continued

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2.  Changes in Accounting Policies and Presentation

a)

Goodwill and Other Intangible Assets

Effective 1 January 2009, the Company adopted CICA Handbook Section 3064 “Goodwill and Other Intangible Assets”.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

2.

Changes in Accounting Policies and Presentation - Continued

b)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the AcSB issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

c)

Mining Exploration Costs

On 27 March 2009, the EIC of the AcSB issued EIC Abstract 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties.  It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required.  EIC 174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after 27 March 2009.

3.   Available-for-sale Investments

	2009		2008
	Book Value	Fair Value	Fair Value

4,000,000 common shares of Western Standard Metals Ltd. (restricted until 2 February 2010)	$736,000	$1,200,000	$-
Redeemable Guaranteed Investment Certificate	15,000	15,000	51,000

	$751,000	$1,215,000	$51,000

During the year, the Company had a net loss on the sale of available-for-sale investments of $Nil (2008 – $2,913).

During the year, the Company directed 1,000,000 common shares of Western Standard Metals Ltd. to its subordinated bridge loan lender to reduce the debt to US$782,943 (Cdn$854,974) resulting in no gain or loss (Note 8ii).

The redeemable guaranteed investment certificate matures on 15 March 2010 and is pledged as security for certain payables of the Company.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements31 December 2009 and 2008 Canadian Funds

4.

Mineral Property Costs

	Acquisition	Deferred exploration	Payments received	Loss on sale	Totals 2009	Totals 2008
Golden Summit Property	$1,042,242	$16,494,914	$(300,000)	$-	$17,237,156	$16,969,092
Almaden Property	889,957	6,270,357	(4,078,856)	(3,081,458)	-	6,863,410
Rob Property	964,330	2,401,662	-	-	3,365,992	3,227,951
Vinasale Property	246,512	881,132	(350,000)	-	777,644	932,779
Union Bay Property	110,658	190,760	(234,200)	-	67,218	59,920
	$3,253,699	$26,238,825	$(4,963,056)	$(3,081,458)	$21,448,010	$28,053,152

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration, the Company issued 125,000 shares and expended US$1,767,000 on the property before 2000.  The Company is also required to make all underlying lease payments (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”) to FEI.  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992, the Company agreed to make advance royalty payments of US$15,000 per year.  By an agreement dated 17 May 1992, the Company entered into an agreement with Keystone. In May 2000, the loan was renegotiated and on 15 October 2000, a $50,000 sign in bonus was paid. On 30 November 2001, the Company restructured the advance royalty payments as follows:

	US Funds
1992 – 1998 (US$15,000 per year)	$105,000	(paid)
2000	$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001 - 2006 (US$50,000 per year)	$300,000	(paid)
2007 (US$150,000 per year)	$150,000	(paid)
2008 (US$150,000 per year)	$150,000	(paid $75,000 in 2008 with the remaining $75,000 paid in 2009, subject to a payment extension)
2009 (US$150,000 per year)	$150,000	(paid)
2010 – 2019 (US$150,000 per year)	$1,500,000

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

(i)

Keystone Claims - Continued

The property is subject to a 3% NSR.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid).  During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions.  These payments are current. The claims are subject to a 4% NSR. The Company has the option to purchase the NSR for the greater of the current value or US$1,000,000 less all advance royalty payments made.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, 2.0% NSR in the event the price of gold is between US$300 to US$400, and 3.0% NSR in the event that the price of gold is above US$400.  In addition, the Company made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

By agreement dated 31 December 2009, the Company entered into an option agreement with Western Standard Metals Ltd. (“Western Standard”) whereby Western Standard could earn a 50% interest in the Golden Summit Property.  As consideration, Western Standard must pay $300,000 (received) and incur exploration and development expenditures as follows in order to vest with a 50% interest:

Exploration Expenditures
31 December 2010	US$750,000
31 December 2011	US$1,000,000
31 December 2012	US$1,500,000
31 December 2013	US$2,500,000
Total	US$5,750,000

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

4.

Mineral Property Costs – Continued

a)

Golden Summit Property, Alaska, USA - Continued

Western Standard will be the operator of the project until such time as the option is fulfilled and a joint venture is formed.  The first year US$750,000 exploration expenditure is guaranteed.

b)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments thereto, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production).  The accumulated contingent liability for lease payments due on commencement of commercial production is US$468,000. In 2007, the Company entered into an agreement whereby in consideration for the conversion of the 4% net returns royalty to a 1.5% NSR, the Company agreed to advance the accumulated lease payments over 4 years and waive its right to defer US$18,000 per year in lease payments.  In 2008, the Company did not make the royalty payment and as a result, the Company is now obligated to pay $24,000 in lease payments and the underlying lease holders retained the original 4% net returns royalty. The accumulated payments under the conversion agreement of US$118,000 will remain as a reduction against the US$468,000 accumulated contingent liability.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued).

The property is also subject to a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

By agreement dated 30 September 2009, the Company and Western Standard completed the purchase and sale of a 100% interest in the Almaden Project.  In consideration, Western Standard:

 -    issued 5 million common shares to the Company of which the Company directed 1 million shares to the subordinated bridge loan lender to reduce the amount owing by $184,000; and

-      assumed US$2.9 million indebtedness owed by the Company to its senior bridge debt holder

       (Note 8ii).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

4.

Mineral Property Costs – Continued

c)

Rob Property, Alaska, USA

By agreement dated 9 July 2002, the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining District, Alaska, known as the Rob Property.

As consideration, the Company paid US$29,000 and issued 1,000,000 shares. In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (completed).

During the prior year, the Company reached the required US$1,000,000 level of cumulative expenditures on the property and issued an additional 500,000 shares of the Company valued at $305,000.  In addition, the vendor retains a 1% NSR which the Company may purchase for US$1,000,000 (Note 10a).

The Company is required to make cash payments of US$80,000 (paid) for an underlying agreement with the vendor.

Commencing 1 December 2008, annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

These payments are current.

The underlying lease holder shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

d)

Vinasale Property, Alaska, USA

During the previous year, the Company entered into a mineral exploration agreement with an option to lease from the Doyon Limited, an Alaskan Native Corporation on the Vinasale property in central Alaska.  Under the Agreement, the Company must make cash payments of US$320,000 over five years (US$50,000 first year paid, US$60,000 second year paid), make annual scholarship donations of US$10,000 (US$10,000 first and second years paid) and make minimum exploration expenditures totalling US$4,750,000 (US$300,000 first year - completed).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

4.

Mineral Property Costs – Continued

d)

Vinasale Property, Alaska, USA – Continued

During 2008, the Company requested that Doyon consider deferring the remaining 2008 expenditures to 2009, 2010 and 2011 in exchange for an additional contribution of US$20,000 to the scholarship fund.  In 2009, the Company again requested that Doyon give consideration to reducing the 2009 exploration expenditures to US$300,000. Doyon has granted this consideration. The Company has made the 2009 option payment.  The Company did not complete the 2009 work commitment and has requested that Doyon waive the 2009 exploration expenditures. By amendment, Doyon agreed to waive the 2009 exploration expenditure. As consideration, the Company has agreed to place US$400,000 in an escrow account by 10 April each year the agreement is in effect. The funds may be drawn upon once drilling has commenced.

The Company may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US$1,500,000 in exploration expenditures.  In the event the property is reduced by 50% or more, the additional exploration expenditures shall be reduced to US$1,000,000.

By agreement dated 31 December 2009, the Company optioned to Western Standard up to a 50% interest in the Vinasale Property.  In consideration, Western Standard must pay $350,000 (received) and incur exploration and development expenditures as follows:

Exploration Expenditures
31 December 2010	US$1,500,000
31 December 2011	US$2,250,000
31 December 2012	US$2,750,000
Total	US$6,500,000

Western Standard will be the operator of the project until such time as the option is fulfilled and a joint venture is formed.  The year one expenditures of US$1,500,000 are guaranteed expenditures.

e)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital Corp. (“PFN”), a company that previously had certain directors in common, an option to earn a 70% interest in the property by purchasing a private placement of $165,000 (2002) and making cash payments of $100,000 (received), issuing 60,000 shares (received) and incurring exploration expenditures of $1,000,000 (completed).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

4.

Mineral Property Costs – Continued

e)

Union Bay Property, Alaska, USA – Continued

PFN vested with a 50% interest on 1 July 2006 and accordingly issued 253,586 shares pursuant to the agreement. Following vesting, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested. This election was not made.

By Memorandum of Agreement dated 4 May 2007, the Company and PFN confirmed their 50:50 interest in the property.

5.

Property, Plant and Equipment

	Cost	Accumulated Amortization	2009 Net Book Value	2008 Net Book Value
Mining equipment	$1,826,837	$(924,190)	$902,647	$1,729,886
Automotive	3,771	(1,527)	2,244	32,367
Land	1,603,996	-	1,603,996	1,603,996
Office equipment	114,218	(72,892)	41,326	51,658
	$3,548,822	$(998,609)	$2,550,213	$3,417,907

During the year ended 31 December 2009, total dispositions of property, plant and equipment were $469,551 (2008 - $Nil) for total proceeds of $425,604 (2008 - $Nil) resulting in a loss of $43,947 (2008 - $Nil).

      During the year ended 31 December 2009, total additions to property, plant and equipment were $Nil (2008 - $2,835,114).

6.

Accounts Payable

During the year, the Company entered into an agreement with one of its vendors to repay the amount payable over four years. The portion of this amount that will be repaid in the second, third and fourth years has been recorded as accounts payable – long term.

Subsequent to year end, the Company entered into a debt settlement agreement with one of its vendors. Under the terms of the agreement, the amount owing to the vendor will be repaid in cash over three years and a portion will be repaid in shares (Notes 14(i) and (ii)). The cash portion will bear interest at 6%. The portion that will be repaid in the second and third year has been recorded to accounts payable – long term.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

7.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors’ meeting and $500 per committee meeting.  During the year, $29,666 (2008 - $50,500) was paid/accrued to directors.  As at 31 December 2009, amounts due to related parties includes $55,653 (2008 - $25,761) owing to directors.

b)

During the year, professional fees of $75,000 (2008 - $59,166) were paid/accrued to a company controlled by the Chief Financial Officer.  As at 31 December 2009, $57,875 (2008 - $23,125) related to this entity is included in due to related parties.

c)

During the year, legal fees of $50,420 (2008 - $65,424) were paid/accrued to a Law Firm of which a director is a partner.  As at 31 December 2009, $78,204 (2008 - $39,964) related to this entity is included in due to related parties.

d)

During the year, fees of $108,333 (2008 - $81,825) were paid/accrued to the President and Chief Executive Officer. As at 31 December 2009, $102,929 (2008 - $7,007) related to this individual is included in due to related parties.

e)

During the year, consulting fees of $81,000 (2008 - $124,550) were paid/accrued to the Vice-President of Exploration.  As at 31 December 2009, $74,697 (2008 - $9,879) related to this individual is included in due to related parties.

f)

During the year, shareholder relations fees of $55,000 (2008 - $Nil) were paid/accrued to a director.  As at 31 December 2009, $38,750 (2008 - $Nil) related to this individual is included in due to related parties.

g)

During the year, consulting fees of $Nil (2008 - $125,588) were paid/accrued to a company controlled by the Vice-President of Project Development.  As at 31 December 2009, $13,090 (2008 - $21,603) related to this entity is included in due to related parties.

h)

During the prior year, the Company secured a US$2 million short-term loan from a company with a former director in common with the Company. During the year, Cdn$1,504,330 of this loan was converted into 16,714,773 shares of the Company.  On 1 October 2009, a director in common was elected and as at 31 December 2009, Cdn$854,974 is outstanding on this loan (Notes 8ii and 10a).

These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

8.

Loans Payable

31 December 2009	31 December 2008

i.

Convertible loans totalling US$1,791,000 bearing interest at 4% per annum with interest only payments payable quarterly beginning August 2008, secured by both bulk sampling equipment located at and land adjacent to the Golden Summit property.  The convertible loans are repayable in full on 30 May 2010.  The convertible loans lenders (the “Convertible Loans Lenders”) have the right to convert the outstanding principal, in whole or in part, into the common shares of the Company at a conversion price of US$1.23 per share at any time during the term of the loans.  The Convertible Loans Lenders also have the right to accelerate the maturity of the loans payable any time after 30 May 2009, should the Company raise additional debt, equity or receive asset sales aggregating $3 million or more.  On 29 June 2009, US$346,500 was repaid as a result of a partial sale of mining equipment.  Included in accounts payable at 31 December 2009 is interest of $65,566 (2008 - $19,558) related to the convertible loans.

$1,583,736	$2,200,996

ii.  Short term loans totalling US$4,000,000 bearing interest at 12.5% per annum with interest only payments payable monthly.  The short term loans were initially repayable in full on 15 January 2009.  Collateral for the short term loans was a first priority security arrangement on the shares in the Company’s wholly owned US subsidiaries and a general security arrangement against the assets of the Company including a second charge against both bulk sampling equipment located at and land adjacent to the Golden Summit property. The loans can be prepaid at any time, and all proceeds generated from any subsequent financings completed by the Company must be used to repay the short term loans.  During the year ended 31 December 2008, the Company paid placement closing fees related to the short term loans consisting of $160,000 and the issuance of 700,000 warrants valued at $188,290 to the bridge loan lenders (the “Bridge loan lenders”) (Note 10c).  The Bridge loan lenders had the right to return the warrants to the Company after one year from the closing of the loan for total proceeds of US$200,000.  Included in accounts payable at 31 December 2009 is $231,037 (2008 - $55,103) related to interest on the short term loans.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

8.

Loans Payable – Continued

31 December 2009	31 December 2008

On 13 January 2009, the Bridge loan lenders agreed to extend the maturity of the short term loans to 10 February 2009. As consideration of this extension, the exercise price of the 350,000 warrants granted to each of the lenders as the payment of placement closing fees at the time the short term loans were advanced was reduced from $0.66 and $0.55 to $0.30 (Note 10c), and the Company issued an additional 500,000 common shares of the Company valued at $155,000 (Note 10a).

In February 2009, the Bridge loan lenders agreed to a further restructuring of the short-term loans. Principle considerations of the transaction were a) term extended until 15 July 2009, b) interest rate increased from 12.5% to 15% effective 1 April 2009, c) Bridge loan lenders each received a cash fee of 3% of loan principal payable upon the earlier of the receipt of new financing or 31 March 2009, d) 360,000 common shares each for a total of 720,000 common shares of the Company valued at $151,200, e) the senior lender was issued 500,000 warrants with an exercise price of $0.17 per common share for two years, for advancing an additional US$210,000 and f) the subordinated lender received 500,000 warrants with an exercise price of $0.25 per common share for two years.  The 1,000,000 share purchase warrants were valued at $122,585 (Note 10c).

On 30 March 2009, the Bridge loan lenders agreed to a further restructuring of the bride loans whereby the extension fees to be due and payable in 31 March 2009 were capitalized and were made due and payable 15 July 2009. In addition, the senior lender also provided an additional US$200,000 of funding to the Company. Under this restructuring, and following this additional loan advance, the amounts that were due to the senior and subordinated bridge lenders on 15 July 2009 were US$2,778,554 and US$2,254,874 respectively.  As consideration for the above, the senior bridge lender received cash fees of $35,000 along with 1,000,000 common shares of the Company valued at $130,000 and 500,000 warrants to purchase common stock of the Company for a two year period at a price of $0.14 per share valued at $37,974 (Notes 10a and 10c).  In connection with the extension of the bridge loans, the Company granted a security interest in the Almaden project.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

	31 December 2009	31 December 2008

On 15 July 2009, the Bridge loan lenders agreed to extend the maturity date until 17 August 2009. As consideration for the above, both lenders received a US$30,000 fee.

On 30 July 2009, the Company received a put notice from the senior lender for the 350,000 warrants issued as per the 30 July 2008 agreement for a total amount due of US$100,000. Subsequent to the year end, the Company completed a share to debt agreement and common shares of the Company were issued in satisfaction of this obligation (Notes 10c and 14iv).

On 30 September 2009, as part of the purchase and sale of a 100% interest in the Almaden Gold Project, Western Standard assumed US$2.9 million indebtedness to the senior bridge lender (Note 4b). On 1 October 2009 the amount owing to the subordinated lender of US$2,329,032 was reduced by US$1,377,591 (Cdn$1,504,330) as this debt was converted into 16,714,773 shares of the Company (Notes 7h and 10a). Additionally, the transfer of 1,000,000 common shares of Western Standard to the subordinated lender reduced the debt to US$782,943 (and converted to Cdn$854,974) which will be repayable over a two year term and bear a 6% annual interest rate. Collateral for this loan is a first priority security agreement on the shares in the Company’s wholly owned US subsidiaries and a general security agreement against the assets of the Company including a second charge against bulk sampling equipment located on the Golden Summit Property.

	854,974	4,953,503

Total	$2,438,710	$7,154,499

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements31 December 2009 and 2008 Canadian Funds

9.

Asset Retirement Obligation

The Company’s asset retirement obligations consist of reclamation and closure costs for the Golden Summit Property (Note 4a).  The present value of the estimated obligations relating to properties is $92,763 (31 December 2008 - $Nil) using discount rates at which cash flows have been discounted by 4.25%.  Significant reclamation and closure cost activities include, land rehabilitation, demolition of field camps, ongoing care and maintenance and other costs.

The undiscounted reclamation and closure cost obligation at 31 December 2009 is $105,100 (US$100,000) (31 December 2008 - $Nil) and the cash outflows are expected to occur in 2012.

Movements in the reclamation and closure cost balance during the period are as follows:

	31 December 2009 $	31 December 2008 $

Balance, beginning of year	-	-
Addition to Golden Summit Property site reclamation costs	92,763	-

Balance, end of year	92,763	-

Represented by:
Current liabilities	-	-
Long term liabilities	92,763	-

10.

Share Capital

a)

Share Issuances

During the year, the Company issued 500,000 common shares valued at $155,000 for loan extension fees.  The Company also issued 1,720,000 common shares valued at $281,200 for further loan extension fees (Note 8ii).

During the year, the Company closed a non-brokered private placement of 3,462,500 units for proceeds of $415,500.  Each unit was priced at $0.12 and consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.20 per share exercisable until 30 June 2012 (Note 10c).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10.    Share Capital – Continued

a)

Share Issuances  – Continued

During the year, the Company issued 16,714,773 common shares valued at $1,504,330 to partially settle secured debt (Notes 7h and 8ii).

During the prior year, the Company issued 500,000 common shares valued at $305,000 as acquisition costs on the Rob Property (Note 4c).

b)

Exercise of Warrants and Options

i)

During the year, a total of Nil (2008 – Nil) warrants were exercised for gross proceeds of $Nil (2008 – $Nil).

ii)

During the year, a total of Nil (2008 – 554,500) options were exercised for gross proceeds of $Nil (2008 – $262,260).

c)

Share Purchase Warrants

As at 31 December 2009, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date

	500,000	$0.17	26 February 2011	*
	500,000	$0.14	11 July 2011	**
	3,462,500	$0.20	30 June 2012	***

Total	4,462,500

*During the year, 1,000,000 common share purchase warrants having a fair value of $122,585 were issued as payment for placement closing fees related to the extensions of short term loan financing. A total of 500,000 warrants with an exercise price of $0.25 were cancelled and 500,000 warrants with an exercise price of $0.17 remain outstanding (Note 8ii).

**During the year, 500,000 common share purchase warrants having a fair value of $37,974 were issued as payment for placement closing fees related to the extensions of short term loan financing (Note 8ii).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10. Share Capital – Continued

c)

Share Purchase Warrants – Continued

***During the year, 3,462,500 common share purchase warrants having a fair value of $245,976 were issued relating to private placements (Note 10a).

During the year, the exercise price for 350,000 warrants that were issued in the previous year was reduced from $0.66 to $0.30, and additional loan placement fees of $2,005 were recorded in the current year related to this (Note 8ii).

During the year, the exercise price for 350,000 warrants that were issued in the previous year was reduced from $0.55 to $0.30, and additional loan placement fees of $11,002 were recorded in the current year related to this (Note 8ii).

 During the year, 350,000 warrants that were issued in the prior year were cancelled.

During the year, 350,000 warrants that were issued during the prior year were returned to the Company for US$100,000, in accordance with the 30 July 2009 loan agreement. Subsequent to year end, 963,636 common shares of the Company were issued to settle this debt (Notes 8ii and 14iv).

During the year, 2,750,000 warrants that were issued in a prior year expired.

During the prior year, 700,000 common share purchase warrants having a fair value of $188,290 were issued as payment for placement closing fees related to short term loan financing of US $4,000,000 (Note 8ii).

d)

Share Purchase Options

The Company has established share purchase option plans whereby the Board of Directors (the “Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 10,129,247 options.  At the Company’s Annual and Special Meeting held on 28 April 2008, shareholders approved a resolution which amended the option plans to cap the number of options and performance shares outstanding to 10% of the issued and outstanding shares, which at the time of the approval was 6,353,543.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10.

Share Capital – Continued

d)

Share Purchase Options - Continued

A summary of the Company’s options at 31 December 2009 and the changes for the year are as follows:

Number Outstanding 31 December 2008	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2009	Exercise Price Per Share	Expiry Date

310,000	-	-	-	(310,000)	-	$0.40/$0.50	5 November 2009
500,000	-	-	(500,000)	-	-	$0.20	30 September 2010
290,000	-	-	-	-	290,000	$0.35	13 March 2011
80,000	-	-	(50,000)	-	30,000	$0.50	17 July 2011
100,000	-	-	(100,000)	-	-	$0.50	21 September 2011
350,000	-	-	(350,000)	-	-	$0.50	11 January 2012
400,000	-	-	-	-	400,000	$0.75	25 January 2010
40,000	-	-	-	-	40,000	$1.20	4 June 2010
25,000	-	-	-	-	25,000	$1.50	13 July 2012
40,000	-	-	(40,000)	-	-	$1.71	16 October 2012
150,000	-	-	(50,000)	-	100,000	$2.10	1 November 2012
100,000	-	-	(100,000)	-	-	$1.50	8 February 2013
2,285,000	-	-	(1,165,000)	-	1,120,000	$1.42	21 February 2013
150,000	-	-	-	-	150,000	$1.42	10 April 2010
-	250,000	-	-	-	250,000	$0.14	14 September 2014
-	225,000	-	-	-	225,000	$0.10	4 December 2014
4,820,000	475,000	-	(2,355,000)	(310,000)	2,630,000

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, “Stock-based compensation” (Note 1i).  The standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method. During the prior year, the Company transferred $68,415 from contributed surplus to share capital as required when options were exercised.

During the year, the Company granted the following options to employees, directors and consultants and recognized the following costs with respect to options granted in 2009:

Grant Date	Granted	Exercise Price	Fair Value	2009 Vested Amount
4 December 2009	225,000	$0.10	$18,178	$18,178
14 September 2009	250,000	$0.14	28,423	28,423
Total	475,000		$46,601	$46,601

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10.

Share Capital – Continued

d)

Share Purchase Options - Continued

During prior years, the Company granted the following options to employees and directors and recognized the 2009 vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	2009 Vested Amount

8 February 2008	100,000	$1.50	$94,562	$47,280
21 February 2008	2,410,000	$1.42	2,275,312	731,112
10 April 2008	150,000	$1.42	75,038	37,519
21 September 2006	100,000	$0.50	28,662	7,165
11 January 2007	350,000	$0.50	106,095	13,262
16 October 2007	40,000	$1.71	40,412	20,206
1 November 2007	150,000	$2.10	193,384	96,691
Total	3,300,000		$2,813,465	$953,235

The total estimated fair value of the 3,775,000 options is $2,860,066.  Since the options were granted under a graded vesting schedule, $697,378 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses and $302,458 of the total fair value has been recorded in the mineral properties during 2009.  The offsetting entry for the total fair value of $999,836 is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	113.99%	104.67%
Risk-free interest rate	2.55%	2.31%
Expected life of options	5.00 years	3.38 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10. Share Capital – Continued

e)

Performance Shares

A total of 2,187,482 performance shares were reserved for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued)
50,000	5 September 2006	(issued)
50,000	5 March 2007	(issued)
50,000	5 September 2007	(issued)
50,000	5 March 2008	(issued*)
50,000	5 September 2008	(cancelled**)
50,000	5 March 2009	(cancelled***)
400,000

* 50,000 performance shares were issued at $0.01 per share for total proceeds of $500 during the prior year.  The fair market value of the performance shares at the dates of allotment was $83,500 and was recorded as stock-based compensation in the prior year. The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

** 50,000 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 50,000 shares with the fair market value of $25,500 was accrued to 5 September 2008 and was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to contributed surplus.  These shares have been cancelled.

*** 50,000 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 32,500 shares with the fair market value of $6,500 was accrued to 31 December 2008 and was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to contributed surplus. These shares have been cancelled.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10.

Share Capital – Continued

e)

Performance Shares – Continued

During a prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President and CEO to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006	(issued)
81,818	1 April 2006	(issued)
81,818	1 July 2006	(issued)
81,818	1 October 2006	(issued)
81,818	1 January 2007	(issued)
81,818	1 April 2007	(issued)
81,818	1 July 2007	(issued)
81,818	1 October 2007	(issued)
81,818	1 January 2008	(issued*)
81,818	1 April 2008	(issued*)
81,818	1 July 2008	(cancelled**)
81,820	1 August 2008	(cancelled***)
1,000,000

* 163,636 performance shares were issued at $0.01 per share for total proceeds of $1,637 during the prior year.  The fair market value of the performance shares at the dates of allotment was $283,090 and was recorded as stock-based compensation in the prior year.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

** 81,818 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 81,818 shares with the fair market value of $74,455 was accrued to 1 July 2008 and was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to contributed surplus. These shares have been cancelled.

*** 81,820 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 81,820 shares with the fair market value of $48,275 was accrued to 1 August 2008 and was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to contributed surplus. These shares have been cancelled.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10.

Share Capital – Continued

e)

Performance Shares – Continued

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006	(issued)
33,333	13 September 2006	(issued)
33,333	13 December 2006	(issued)
33,333	13 March 2007	(issued)
33,333	13 June 2007	(issued)
33,333	13 September 2007	(issued)
33,333	13 December 2007	(issued)
33,333	13 March 2008	(issued*)
33,333	13 June 2008	(issued*)
33,333	13 September 2008	(issued*)
33,333	13 December 2008	(cancelled**)
33,337	13 March 2009	(cancelled***)
400,000

* 99,999 performance shares were issued at $0.01 per share for total proceeds of $1,000 during the prior year.  The fair market value of the performance shares at the dates of allotment was $103,332 and was recorded as stock-based compensation in the prior year.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

** 33,333 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 33,333 shares with the fair market value of $4,667 was accrued to 13 December 2008 and was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to contributed surplus. These shares have been cancelled.

*** 33,333 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 6,667 shares with the fair market value of $1,333 was accrued to 31 December 2008 and was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to contributed surplus. These shares have been cancelled.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

10.   Share Capital – Continued

e)

Performance Shares – Continued

During the prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	11 April 2007	(issued)
50,000	11 July 2007	(issued)
50,000	11 October 2007	(issued)
50,000	11 January 2008	(issued)
50,000	11 April 2008	(issued*)
50,000	11 July 2008	(issued*)
50,000	11 October 2008	(cancelled**)
50,000	11 January 2009	(cancelled***)
400,000

* 100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000 during the prior year.  The fair market value of the performance shares at the dates of allotment was $111,000.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation in the prior year.  The offsetting entry is to share capital.

** 50,000 performance shares were reserved for issuance at $0.01 per share.  No amount was recorded during the prior year as these shares were cancelled.

*** 50,000 performance shares were reserved for issuance at $0.01 per share.  No amount was recorded during the prior year as these shares were cancelled.

11.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008

Loss before income taxes	$5,617,992	$5,165,861

Expected income tax (recovery)	$(1,698,973)	$(1,616,286)
Items not deductible for income tax purposes	1,149,196	514,978
Other	145,886	-
Change in tax rates	282,348	660,244
Unrecognized benefit of non-capital losses	121,543	441,064

Total income taxes	$-	$-

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

  11.   Income Taxes – Continued

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008

Future income tax assets
Financing costs	$20,286	$23,661
Loss carry-forwards	8,060,364	8,043,271
Undepreciated capital cost in excess of accounting net book value	418,299	308,199
Mineral properties	65,764	68,039

	8,564,713	8,443,170
Valuation allowance	(8,564,713)	(8,443,170)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $10,200,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2029.  In addition, the Company has net operating loss carryovers for US tax purposes of approximately US$16,500,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2029. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $21,700,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

12.

Commitments

i)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 4).

ii)

The Company has outstanding and future commitments under various loan agreements with the Convertible Loan Lenders and the Bridge loan lender (Note 8).

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

12.  Commitments – Continued

    iii)  The Company has outstanding future commitments related to accounts payable – long term as   follows (Note 6):

$

31 December 2010	150,000
31 December 2011	150,000
31 December 2012	136,029

Total	436,029

The Company also has outstanding future commitments related to accounts payable – long term   in US dollars as follows (Note 6):

US$

31 December 2010	125,000
31 December 2011	100,000
31 December 2012	100,000
31 December 2013	66,425

Total	391,425

13.

Segmented Information

Details on a geographic basis as at 31 December 2009 are as follows:

	USA	Canada	Total
Assets	$23,956,319	$1,611,013	$25,567,332
Mineral property costs	$21,448,010	$-	$21,448,010
Comprehensive loss for the year	$(339,393)	$(4,814,599)	$(5,153,992)

Details on a geographic basis as at 31 December 2008 are as follows:

	USA	Canada	Total
Assets	$31,449,851	$195,302	$31,645,153
Mineral property costs	$28,053,152	$-	$28,053,152
Loss for the year	$(611,476)	$(4,554,385)	$(5,165,861)

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

14.  Subsequent Events

The following events occurred subsequent to 31 December 2009:

i)

On 18 January 2010, the Company entered into a debt settlement agreement with one of its vendors. Under the terms of the agreement, the amount owing to the vendor will be repaid in cash over three years and a portion will be repaid in shares (Note 6). The cash portion will bear interest at 6%. The portion that will be repaid in the second and third year has been recorded to accounts payable – long term.

ii)

On 25 January 2010, 400,000 stock options with an exercise price of $0.75 per common share expired.

iii)

On 11 February 2010, the Company issued 7,694,700 common shares and 5,871,104 common shares to settle $846,417 and $646,437, respectively, in accounts payable (Notes 6 and 14i).

iv)

 On 16 February 2010, the Company issued 963,636 common shares to settle $105,100 (US$100,000) in debt (Notes 8ii and  10c).

v)

On 17 February 2010, the Company and Western Standard announced that they have entered into a Letter of Intent (the “LOI”) to amalgamate the two companies (the ”Amalgamation”).  Management of Western Standard and the Company are of the opinion that the combination of their assets into one company will result in a company with stronger management and financial capabilities better able to accelerate the exploration and development of their projects.

Pursuant to the LOI, Western Standard and the Company will amalgamate to form a new company (“Amalco”).  The issued shares, options and warrants of Western Standard and the Company will be exchanged with shares, options and warrants of Amalco, as the case may be, at a ratio to be negotiated on the effective date of the Definitive Agreement to be entered into with respect to the Amalgamation (the “Agreement”).

Amalco will retain the management and exploration teams of both companies resulting in a company with greater financial and technical strength to move their advanced stage projects forward.

The completion of the Amalgamation is subject to the fulfilment of a number of prior conditions, including the negotiation of the exchange ratio and the Agreement, receipt of fairness opinions by both parties and all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the TSX Venture Exchange, the approval of the Amalgamation by the shareholders of both Western Standard and Freegold by special resolutions of at least 2/3rds of the shares voted in person or by proxy at the general meetings of each issuer held to consider the Amalgamation, and the approval of the Supreme Court of British Columbia.  It is anticipated that the special general meetings of the shareholders of the Western Standard and the Company to approve the Amalgamation will be held sometime in May 2010.  Shareholders will receive an information circular setting out further details of the proposed transaction.

Freegold Ventures Limited (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 December 2009 and 2008 Canadian Funds

14.

Subsequent Events – Continued

The Amalgamation cannot close until all of the foregoing conditions precedent and others are met.  There can be no assurance that the Amalgamation will be completed as proposed or at all.  Trading in the securities of both Western Standard and the Company should be considered highly speculative.

vi)

On  26 February 2010,  4,475,000 stock options were granted at an exercise price of $0.08, with a term of 5 years.

15.

Contingency

In connection with a proposed financing in the prior year, the Company entered into an agreement with a third party under which a commission was payable in certain circumstances.  No financings resulted from this arrangement and the Company arranged alternative financing.  The third party maintains that it is owed a commission but the Company is disputing such claim.  Arbitration proceedings have been initiated by the third party but no amounts have been accrued in these consolidated financial statements relating to this contingency because the Company believes the ultimate outcome cannot be reasonably determined at the present time.

16.

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

17.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, accumulated other comprehensive income and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.